November 21, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller
Ms. Jenifer Gallagher
Ms. Kimberly Calder
Mr. John Hodgin

Re:	Par Pacific Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 7, 2017
File No. 001-36550

Dear Mr. Hiller,

This letter is in response to your letter dated November 9, 2017 (the “Comment Letter”) to Par Pacific Holdings, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission relating to the above referenced Annual Report on Form 10-K for the Year Ended December 31, 2016.

In the Comment Letter the Staff requested that the Company respond within ten (10) business days of receipt thereof or advise the Staff when the Company would provide a response. As discussed with Jenifer Gallagher, due to the Thanksgiving holiday and the related travel schedules of key personnel, the Company will not be able to submit its response within ten (10) business days of its receipt of the Comment Letter. The Company therefore requests additional time to respond to the Comment Letter, and currently anticipates that it will submit a response to the Comment Letter on or before December 8, 2017.

Thank you for your consideration of the Company’s request for an extension. Please call the undersigned at (832) 916-3386 with any questions or concerns.

Very truly yours,

/s/ J. Matthew Vaughn
J. Matthew Vaughn
Senior Vice President and General Counsel

800 Gessner Rd., Suite 875 | Houston, Texas 77024

Office: (832) 916-3386 | Fax: (832) 916-3329